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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   266199-10-4
               --------------------------------------------------
                                 (CUSIP Number)


   Michael M. Pastore, GE Asset Management Incorporated, 3003 Summer Street,
                       Stamford, CT 06905, (203) 326-2300
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                Communications)



                                September 4, 2002
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

                                  SCHEDULE 13D

------------------------------                    ------------------------------
    CUSIP No. 266199-10-4
              -----------                           Page 2 of 17 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1
    NAME OF REPORTING PERSONS:  GE Investment Private Placement Partners II,
                                a Limited Partnership

    I.R.S. Identification Nos. of above persons (entities only)   06-1429671

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)
                                                                      (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    Not applicable

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          None
        NUMBER OF
                    ------------------------------------------------------------
         SHARES      8    SHARED VOTING POWER

      BENEFICIALLY        11,704,016

                    ------------------------------------------------------------
        OWNED BY     9    SOLE DISPOSITIVE POWER

          EACH            None
        REPORTING
                    ------------------------------------------------------------
         PERSON     10    SHARED DISPOSITIVE POWER

          WITH            11,704,016

--------------------------------------------------------------------------------
           11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,704,016
--------------------------------------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                    Not applicable

--------------------------------------------------------------------------------
           13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    85.9%

--------------------------------------------------------------------------------
           14       TYPE OF REPORTING PERSON*

                    PN

--------------------------------------------------------------------------------

------------------------------                           -----------------------

CUSIP No. 266199-10-4                                     Page 3 of 17 Pages
          -----------
------------------------------                           -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS:
     GE Asset Management Incorporated, as General Partner of GE Investment Private Placement Partners II, a Limited Partnership

     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        06-1238874

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                         (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

     Not applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        None
    NUMBER OF
     SHARES      ---------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY            11,704,016
      EACH
    REPORTING    ---------------------------------------------------------------
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH              None

                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        11,704,016

--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 11,704,016
--------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*

                 Not applicable
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 85.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. 266199-10-4                               Page 4 of 17 Pages
          -----------
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS     General Electric Company

     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) 14-0689340
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            Disclaimed (See 11 below)
     SHARES       --------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH               None
    REPORTING     --------------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH
                         Disclaimed (See 11 below)
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial ownership of all shares disclaimed by General Electric Company
---------------------- ---------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

Item I of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Asset Management Incorporated, a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEAM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, Amendment No. 4 thereto filed on December 22, 1998, Amendment No. 5 thereto filed on February 23, 1999, Amendment No. 6 thereto filed on April 19, 2001 and Amendment No. 7 thereto filed on April 19, 2002 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999, as applicable.

                  The Reporting Persons have entered into a Joint Filing Agreement, dated April 15, 2002 attached hereto as Schedule I."

                  Item 4.  Purpose of Transaction.

Item 4(a) of Schedule 13D is hereby amended by inserting new paragraphs 11 and 12 to read in their entirety as follows:

                  "Pursuant to the 2001 Agreement, the Issuer made two mandatory quarterly payments of principal of the Senior Notes to the Partnership on June 4, 2002, and September 4, 2002, in the aggregate amount of $250,000. Also pursuant to the 2001 Agreement, on September 1, 2002, the conversion price of the 2001 Notes increased to $1.25 per share of common stock."

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

                  "(a) The Partnership and GEAM beneficially own 11,704,016 shares of Common Stock, representing 85.9% of the shares of such class that would be outstanding upon (i) the exercise of all the outstanding Warrants and 1999 Warrants exercisable, in aggregate, for 851,156 shares of Common Stock and
(ii) the conversion of all the outstanding 2001 Notes, which are convertible, as of the date hereof, into 7,600,000 shares of Common Stock (calculated using the current conversion price of $1.25). Pursuant to the Settlement Agreement, the Partnership and GEAM have the right to vote 570,375 shares of Common Stock owned by Barnett on any election for directors in favor of nominees selected by the Board of Directors, subject to an obligation to vote for Barnett's election or under certain circumstances, in the event of his death, his executor. The Reporting Persons disclaim the beneficial ownership of all the shares subject to the Settlement Agreement."

Item 7.  Material to Be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by inserting the following new paragraphs immediately at the end thereof:

"Amended and Restated Note, Stock Purchase and Warrant Agreement, dated December 12, 2001, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated herein by reference.

Amendment No. 1, dated December 12, 2001, to the Security Agreement (US), dated October 6, 1999, among the Issuer, Elephant & Castle, Inc., Alamo Grill, Inc., Elephant and Castle of Pennsylvania, Inc., E&C Pub, Inc., Massachusetts Elephant & Castle Group, Inc. and Elephant & Castle International, Inc. was attached as
Exhibit II to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated by reference herein.

Security Agreement (Canada), dated October 6, 1999, among the Issuer, Elephant and Castle Canada Inc. and the Partnership was attached as Exhibit III to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated by reference herein.


Amendment No. 1, dated December 12, 2001, to the Security Agreement (Canada), dated October 6, 1999, among the Issuer, Elephant and Castle Canada Inc. and the Partnership was attached as Exhibit IV to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated by reference herein."


Schedule II and III.

                  Schedules II and III to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2002

                                       GE INVESTMENT PRIVATE PLACEMENT PARTNERS
                                       II, A LIMITED PARTNERSHIP
                                       By: GE Asset Management Incorporated, Its
                                       General Partner

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                           Name: Michael M. Pastore
                                           Title: Vice President


                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ John H. Myers
                                           -------------------------------------
                                           Name: John H. Myers
                                           Title: Vice President


                                       GE ASSET MANAGEMENT INCORPORATED

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                           Name: Michael M. Pastore
                                           Title: Vice President

                                                                     Schedule II

                        GE Asset Management Incorporated

The business address of each of the persons listed below is 3003 Summer Street, Stamford, Connecticut 06905.

The names and principal occupations of the Directors of GE Asset Management Incorporated ("GEAM") are as follows:

David J. Beck                                  Executive Vice President - Fixed
                                               Income of GEAM

Eugene K. Bolton                               Executive Vice President of GEAM
                                               and Trustee of GEPT

Michael J. Cosgrove                            Executive Vice President of GEAM
                                               and Trustee of GEPT

David B. Crossen                               Vice President - Human Resources
                                               of GEAM

John H. Myers                                  Vice President of General
                                               Electric Company, Chairman of the
                                               Board and President GEAM and
                                               Trustee of GEPT

Ralph R. Layman                                Executive Vice President of GEAM
                                               and Trustee of GEPT

Alan M. Lewis                                  Executive Vice President, General
                                               Counsel and Secretary of GEAM and
                                               Trustee of GEPT

Robert A. MacDougall                           Executive Vice President of GEAM
                                               and Trustee of GEPT

Geoffrey R. Norman                             Executive Vice President of GEAM
                                               and Trustee of GEPT

Anthony J. Sirabella                           Senior Vice President - Chief
                                               Information Officer of GEAM

Donald W. Torey                                Executive Vice President of GEAM
                                               and Trustee of GEPT

John J. Walker                                 Executive Vice President - Chief
                                               Financial Officer of GEAM and
                                               Trustee of GEPT

                          Citizenship of all Directors

                                      U.S.A

The names and principal occupations of the officers of GEAM are as follows:


John H. Myers                          President and Chief Executive Officer

David J. Beck                          Executive Vice President - Fixed Income

Eugene K. Bolton                       Executive Vice President - Domestic
                                       Equity Investments

Michael J. Cosgrove                    Executive Vice President - Sales and
                                       Marketing

Ralph R. Layman                        Executive Vice President - International
                                       Equity Investments

Alan M. Lewis                          Executive Vice President - General
                                       Counsel and Secretary

Robert A. MacDougall                   Executive Vice President - Fixed Income

Geoffrey R. Norman                     Executive Vice President - Marketing

Donald W. Torey                        Executive Vice President - Real Estate
                                       and Private Equities

John J. Walker                         Executive Vice President - Chief
                                       Financial Officer

Anthony J. Sirabella                   Senior Vice President - Chief Information
                                       Officer

David B. Crossen                       Vice President - Human Resources

William F. Ruoff, III                  Vice President - Quality

Stephen N. DeVos                       Senior Vice President - Fixed Income

Kathryn Karlic                         Senior Vice President - Fixed Income

Thomas M. Powers                       Senior Vice President - Fixed Income

Paul M. Colonna                        Senior Vice President - Fixed Income

Michael J. Goosay                      Senior Vice President - Fixed Income

William M. Healey                      Senior Vice President - Fixed Income

Mark R. Delaney                        Senior Vice President - Fixed Income

Michael P. Friguletto                  Vice President - Fixed Income

Kathleen S. Brooks                     Vice President - Fixed Income

Vita-Marie Pike                        Vice President - Fixed Income

Eric H. Gould                          Vice President - Fixed Income

Craig M. Enright                       Vice President - Fixed Income Trading

Paul Gerard                            Vice President - Fixed Income

Brad Postema                           Vice President - Fixed Income

Don Duncan                             Vice President - Money Market Investment

Michael J. Caufield                    Senior Vice President - Municipal Bonds

Craig M. Varrelman            Vice President - Fixed Income Product Manager
Susan M. Courtney             Vice President - Municipal Bonds
Stella V. Lou DeLucia         Vice President - Municipal Bonds
Brian Hopkinson               Senior Vice President - International Equity Portfolios
Daizo Motoyoshi               Senior Vice President - International Equity Portfolios
Jonathan L. Passmore          Senior Vice President - International Equity Portfolios
Michael J. Solecki            Senior Vice President - International Equity Portfolios
Judith A. Studer              Senior Vice President - International Equity Portfolios
T. Brent Jones                Vice President - International Equity Portfolios
Peter Gillespie               Vice President - International Equity Portfolios
Christian Langevin            Vice President - International Equity Portfolios
Paul Nestro                   Vice President - International Equity Portfolios
Makoto F. Sumino              Vice President - International Equity Portfolios
Gail Snyder                   Senior Vice President - Fixed Income Investment Product Management
Deborah C. Towner             Senior Vice President - Fixed Income Real Estate Finance
Philip A. Riordan             Senior Vice President - Real Estate
Jon M. Lucia                  Senior Vice President - Fixed Income Private Placement
Morian C. Mooers              Vice President - Private Investments
Thomas Mockler                Vice President - Private Investments
Robert McCorkle               Vice President - Private Investments
John Endres                   Vice President - Private Investments
Stephen De Motto              Vice President - Private Investments
Colin Elder                   Vice President - Real Estate
Dan Sheehan                   Vice President - Real Estate
Curt Dawson                   Vice President - Real Estate
B. Bradford Barrett           Vice President - Real Estate
Robert P. Gigliotti           Vice President - Real Estate
Gerald Karr                   Vice President - Real Estate
James M. Mara                 Senior Vice President - International Private Equities
Wolfe H. Bragin               Vice President - Private Equities
Andreas T. Hildebrand         Vice President - Private Equities
Patrick J. McNeela            Vice President - Private Equities

James Mitchell, Jr.           Vice President - Private Equities
David W. Wiederecht           Vice President - Private Equities
Christopher D. Brown          Senior Vice President - Equity Portfolios
David B. Carlson              Senior Vice President - Equity Portfolios
Peter J. Hathaway             Senior Vice President - Equity Portfolios
Damian J. Maroun              Senior Vice President - Equity Trading
Paul C. Reinhardt             Senior Vice President - Equity Portfolios
Nancy A. Ward                 Senior Vice President - Equity Portfolios
Ralph E. Whitman              Senior Vice President - Equity Portfolios
Christopher W. Smith          Senior Vice President - Equity Investments
Richard L. Sanderson          Senior Vice President - Equity Research
Diane M. Wehner               Senior Vice President - Equity Portfolios
Gerald L. Igou                Vice President - Equity Investments
Mark A. Mitchell              Vice President - Equity Investments
Sandra J. O'Keefe             Vice President - Equity Investments
John H. Schaetzl              Vice President - Equity Investments
Steven M. Fierstein           Vice President - Equity Investments
Thomas R. Lincoln             Vice President - Equity Investments
Anthony J. Mariani            Vice President - Equity Investments
Walter P. Ruane               Vice President - Equity Investments
Ravi K. Pamnani               Vice President - Equity Investments
Mary R. Stone                 Vice President - Trade Operations
Ronald Gilbert                Vice President - Risk
Gareth J. Davies              Vice President - Risk Management
Thomas R. Kinsley             Vice President - Finance
Sheri F. West                 Vice President - Financial Planning & Analysis
Lowell E. Haims               Vice-President - Controller
John Robbins                  Vice President - Compliance
Jane E. Hackney               Vice President - Equity Portfolio Management
Robert M. Jarnutowski         Vice President - Private Placements Relationship Manager
Erica K. Evans                Vice President - Client Portfolio Management
Michael J. Tansley            Vice President - Finance Integration Quality

Patricia Merrill              Vice President - Assoc. Gen. Counsel & Asst. Secretary
Diane S. Dix                  Vice President - Assoc. Gen. Counsel Private Equities & Asst.
                              Secretary
Leanne R. Dunn                Vice President - Assoc. Gen. Counsel Real Estate & Asst. Secretary
Jeanne M. La Porta            Vice President - Assoc. Gen. Counsel & Asst. Secretary
Michael M. Pastore            Vice President - Assoc. Gen. Counsel Private Equities & Real Estate &
                              Asst. Secretary
Scott A. Silberstein          Vice President - Assoc. Gen. Counsel & Asst. Secretary
Matthew J. Simpson            Senior Vice President, Gen. Counsel - Investment Services & Asst.
                              Secretary
Christopher J. Costello       Vice President - Assoc. Gen. Counsel & Asst. Secretary
Margarette Shim               Vice President - Assoc. Gen. Counsel & Asst. Secretary
David M. Maryles              Vice President - Tax Counsel

                           Citizenship of all Officers

                                      U.S.A

                                                                    Schedule III


                            General Electric Company


The names and principal occupations of the Directors of General Electric Company are as follows:

                            PRESENT                                         PRESENT
NAME                        BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                        ----------------                         --------------------
J.I. Cash, Jr.              Harvard Business School                  Professor of Business
                            Morgan Hall                              Administration-Graduate
                            Soldiers Field   Road                    School of Business
                            Boston, MA 02163                         Administration, Harvard
                                                                     University

D.D. Dammerman              General Electric Company                 Vice Chairman of the Board and
                            3135 Easton Turnpike                     Executive Officer, General
                            Fairfield, CT 06431                      Electric Company; Chairman,
                                                                     General Electric Capital
                                                                     Services, Inc.

P. Fresco                   Fiat SpA                                 Chairman of the Board,
                            via Nizza 250                             Fiat SpA
                            10126 Torino, Italy

A. M. Fudge                 555 South Broadway                       Executive Vice President,
                            Tarrytown, NY  10591                     Kraft Foods, Inc.

C.X. Gonzalez               Kimberly-Clark de Mexico,                Chairman of the Board
                             S.A. de C.V.                            and Chief Executive Officer,
                            Jose Luis Lagrange 103,                  Kimberly-Clark de Mexico,
                            Tercero Piso                              S.A. de C.V.
                            Colonia Los Morales
                            Mexico, D.F. 11510, Mexico

J.R. Immelt                 General Electric Company                 President
                            3135 Easton Turnpike                     General Electric Company
                            Fairfield, CT 06431

A. Jung                     Avon Products, Inc.                      President and Chief
                            1345 Avenue of the Americas              Executive Officer,
                            New York, NY  10105                      Avon Products, Inc.

K.G. Langone                Invemed Associates, Inc.                 Chairman, President and Chief
                            375 Park Avenue                          Executive Officer,
                            New York, NY  10152                      Invemed Associates, Inc.

R.B. Lazarus                Ogilvy & Mather Worldwide                Chairman and Chief Executive
                            309 West 49th Street                     Officer, Ogilvy & Mather Worldwide
                            New York, NY 10019-7316

S.G. McNealy          Sun Microsystems, Inc.                 Chairman, President and Chief
                      901 San Antonio Road                   Executive Officer,
                      Palo Alto, CA 94303-4900               Sun Microsystems, Inc.

S. Nunn               King & Spalding                        Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, Georgia 30303

R.S. Penske           Penske Corporation                     Chairman of the Board
                      13400 Outer Drive, West                and President, Penske
                      Detroit, MI 48239-4001                 Corporation

G.L. Rogers           General Electric Company               Vice Chairman of the Board and
                      3135 Easton Turnpike                   Executive Officer, General
                      Fairfield, CT 06431                    Electric Company

A.C. Sigler           Champion International                 Retired Chairman of the
                      Corporation                            Board and CEO and former
                      1 Champion Plaza                       Director, Champion
                      Stamford, CT 06921                     International Corporation

D.A. Warner III       J. P. Morgan & Co., Inc.               Chairman of the Board, President,
                      & Morgan Guaranty Trust Co.            and Chief Executive Officer,
                      60 Wall Street                         J.P. Morgan & Co.
                      New York, NY 10260                     Incorporated and Morgan
                                                             Guaranty Trust Company

R.C. Wright           National Broadcasting Company, Inc.    Vice Chairman of the Board and
                      30 Rockefeller Plaza                   Executive Officer, General
                      New York, NY 10112                     Electric Company; President
                                                             and Chief Executive Officer,
                                                             National Broadcasting Company, Inc.

                            Citizenship of Directors

                   P. Fresco                        Italy
                   C. X. Gonzalez                   Mexico
                   Andrea Jung                      Canada
                   All Others                       U.S.A.

         The names and principal occupations of the officers of General Electric Company are as follows:

                      PRESENT                             PRESENT
NAME                  BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                  ----------------                    --------------------
J.R. Immelt           General Electric Company            Chairman of the Board and Chief
                      3135 Easton Turnpike                Executive Officer, General Electric
                      Fairfield, CT 06431                 Company

P.D. Ameen            General Electric Company            Vice President and Comptroller
                      3135 Easton Turnpike
                      Fairfield, CT 06431

J.R. Bunt             General Electric Company            Vice President and Treasurer
                      3135 Easton Turnpike
                      Fairfield, CT 06431

D.C. Calhoun          General Electric Company            Senior Vice President -
                      1 Neumann Way                       GE Aircraft Engines
                      Cincinnati, OH 05215

J.P. Campbell         General Electric Company            Vice President -
                      Appliance Park                      GE Appliances
                      Louisville, KY 40225

W.J. Conaty           General Electric Company            Senior Vice President -
                      3135 Easton Turnpike                Human Resources
                      Fairfield, CT 06431

D.D. Dammerman        General Electric Company            Vice Chairman of the Board and
                      3135 Easton Turnpike                Executive Officer, General
                      Fairfield, CT 06431                 Electric Company; Chairman,
                                                          General Electric Capital
                                                          Services, Inc.

S.C. Donnelly         General Electric Company            Senior Vice President -
                      P.O. Box 8                          Corporate Research
                      Schenectady, NY 12301               and Development

M.J. Espe             General Electric Company            Senior Vice President -
                      Nela Park                           GE Lighting
                      Cleveland, OH 44112

Y. Fujimori           General Electric Company            Senior Vice President -
                      3135 Easton Turnpike                General Counsel and Secretary
                      Fairfield, CT 06431

B.W. Heineman, Jr.    General Electric Company            Senior Vice President -
                      3135 Easton Turnpike                General Counsel and Secretary
                      Fairfield, CT 06431

J.M. Hogan            General Electric Company            Senior Vice President -
                      P.O. Box 414                        GE Medical Systems
                      Milwaukee, WI 53201

Robert A. Jeffe       General Electric Company            Senior Vice President -
                      3135 Easton Turnpike                Business Development
                      Fairfield, CT 06431

J. Krenicki, Jr.      General Electric Company            Vice President -
                      2901 East Lake Road                 GE Transportation Systems
                      Erie, PA 16531

R.W. Nelson           General Electric Company            Vice President -
                      3135 Easton Turnpike                Corporate Financial Planning
                      Fairfield, CT 06431                 and Analysis

G.M. Reiner           General Electric Company            Senior Vice President -
                      3135 Easton Turnpike                Chief Information Officer
                      Fairfield, CT 06431

J.G. Rice             General Electric Company            Senior Vice President -
                      1 River Road                        GE Power Systems
                      Schenectady, NY 12345

G.L. Rogers           General Electric Company            Vice Chairman of the Board
                      3135 Easton Turnpike                and Executive Officer
                      Fairfield, CT 06431

K.S. Sherin           General Electric Company            Senior Vice President - Finance
                      3135 Easton Turnpike                and Chief Financial Officer
                      Fairfield, CT 06431

L.G. Trotter          General Electric Company            Senior Vice President -
                      41 Woodford Avenue                  GE Industrial Systems
                      Plainville, CT 06062

W.A. Woodburn         General Electric Company            Senior Vice President -
                      41 Woodford Avenue                  GE Specialty Chemicals
                      Plainville, CT 06062

R.C. Wright           National Broadcasting Company, Inc. Vice Chairman of the Board and
                      30 Rockefeller Plaza                Executive Officer, General
                      New York, NY 10112                  Electric Company; President
                                                          and Chief Executive Officer,
                                                          National Broadcasting Company, Inc.

                      Citizenship of All Executive Officers

                Yoshiaki Fujimori                          Japan

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                           All Others                     U.S.A.

                                       Page 17 of 17